Exhibit 99.1

Americas Silver Reports Second Quarter Production Results and Relief Canyon Construction Update

TORONTO--(BUSINESS WIRE)--July 30, 2019--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”), a growing North American precious metals producer, announces Q2, 2019 production and operating cost results on a consolidated and individual basis for its Cosalá Operations and Galena Complex and a construction update on the Relief Canyon gold mine. All figures are in U.S. dollars.

Second Quarter Highlights

  Consolidated silver production of approximately 1.7 million silver equivalenti ounces and 345,695 silver ounces, representing an increase of 15% year-over-year to both silver and silver equivalent.
  Consolidated cash costsii were approximately $8.28 per silver ounce and consolidated all-in sustaining costs (“AISC”) were approximately $16.15 per silver ounce, both representing an increase year-over-year and from the prior quarter. These increased costs were primarily the result of lower realized prices for zinc and lead and lower production at the Galena Complex.
  For the first half of 2019, consolidated silver production of approximately 3.4 million silver equivalent ounces and 740,000 silver ounces with consolidated cash costs of approximately $3.60 per silver ounce and consolidated AISC of approximately $10.50 per silver ounce.
  Guidance for 2019 remains unchanged at 1.6 – 2.0 million silver ounces and 6.6 – 7.0 million silver equivalent ounces at cash costs of $4.00 to $6.00 per silver ounce and AISC of $10.00 to $12.00 per silver ounce. The Company expects to release its second quarter financial results on or before August 14, 2019.
  Construction is proceeding as expected at the Relief Canyon Mine with leach pad activities progressing, mobilization of the mining contractor expected later this week and all fabrication work on the crusher and conveyors progressing to meet scheduled delivery in the third quarter. First gold pour is expected in late Q4, 2019.
  Milled tonnage at the Cosalá Operations increased by 13% year-over-year, with the San Rafael mine sustaining an average milling rate of approximately 1,750 tonnes per operating day during the quarter, resulting in production of approximately 1.3 million silver equivalent ounces, including approximately 145,000 silver ounces. Cash costs were approximately negative ($18.27) per silver ounce and AISC were approximately negative ($11.66) per silver ounce, representing increases of 70% and 72%, respectively, when compared to prior year, largely due to lower zinc and lead prices and higher treatment and refining charges.
  The Galena Complex produced approximately 383,000 silver equivalent ounces, including approximately 200,000 silver ounces, representing decreases of 3% and 9%, respectively, when compared to Q2, 2018. Cash costs were approximately $27.55 per silver ounce and AISC were approximately $36.35 per silver ounce, representing increases of 50% and 36%, respectively, when compared to the same period. These increases were largely due to a focus on development over production given low metals prices during the quarter.

“The Company remains on target to achieve its full year production and cost guidance despite the expected lower production from the Galena Complex and lower realized metal prices in the quarter,” said Americas Silver President and CEO Darren Blasutti. “The second half of 2019 will be a very exciting period for our Company as we expect not only higher silver production, but most importantly, first gold pour from the Relief Canyon Mine.”

Consolidated Second Quarter Production Details

Consolidated silver production for the second quarter of 2019 was 345,695 ounces and silver equivalent production was approximately 1.7 million ounces, an increase of 15% year-over-year for both metrics. Consolidated cash costs increased 235% to $8.28 per silver ounce year-over-year and AISC increased 199% to $16.15 per silver ounce compared year-over-year. Consolidated zinc production increased by 27% year-over-year, while consolidated lead production increased by 16% year-over-year.

Table 1 Consolidated Production Highlights
	Q2 2019	Q2 2018	Change	Q1 2019	Change
Processed Ore (tonnes milled)	186,310	164,313	13%	182,029	2%
Silver Production (ounces)	345,695	301,711	15%	393,824	-12%
Silver Equivalent Production (ounces)	1,683,358	1,462,170	15%	1,754,839	-4%
Silver Grade (grams per tonne)	76	77	-1%	87	-13%
Cost of Sales ($ per equiv. ounce silver)	$8.75	$8.20	7%	$7.11	23%
Cash Costs ($ per ounce silver)	$8.28	($6.15)	>100%	($0.50)	>100%
All-in Sustaining Costs ($ per ounce silver)	$16.15	$5.40	>100%	$5.54	>100%
Zinc Production (pounds)	11,150,174	8,756,201	27%	11,263,623	-1%
Lead Production (pounds)	7,237,607	6,216,592	16%	8,211,429	-12%

Cosalá Operations Production Details

The Cosalá Operations produced 145,410 ounces of silver during the second quarter of 2019 and 1.3 million ounces of silver equivalent during the same period at cash costs of negative ($18.27) per silver ounce and AISC of negative ($11.66) per silver ounce. Silver production increased by 54% while silver equivalent production increased by 25% over the prior year, respectively. Cash costs and AISC increased by 70% and 72%, respectively, compared to Q2, 2018, despite significant increases in zinc and lead production.

Table 2 Cosalá Operations Highlights
	Q2 2019	Q2 2018	Change	Q1 2019	Change
Processed Ore (tonnes milled)	156,998	138,708	13%	152,605	3%
Silver Production (ounces)	145,410	94,231	54%	173,169	-16%
Silver Equivalent Production (ounces)	1,300,009	1,041,246	25%	1,322,045	-2%
Silver Grade (grams per tonne)	49	42	17%	57	-14%
Cost of Sales ($ per equiv. ounce silver)	$5.51	$5.36	3%	$4.34	27%
Cash Costs ($ per ounce silver)	($18.27)	($60.13)	-70%	($30.48)	-40%
All-in Sustaining Costs ($ per ounce silver)	($11.66)	($41.66)	-72%	($25.85)	-55%
Zinc Production (pounds)	11,150,174	8,756,201	27%	11,263,623	-1%
Lead Production (pounds)	4,052,559	2,982,316	36%	4,626,233	-12%

Strong results were driven by sustained improvements in grade, mill throughput and metal recovery as mining and milling operations generally expanded at San Rafael in Q2, 2019 compared to Q2, 2018. Ore production from the Main Zone benefited from additional working headings providing greater operational flexibility.

Silver and lead head grades in Q2, 2019 were lower compared to Q1, 2019 with steady zinc grades consistent with the Mining Plan though expected to be slightly lower in the second half of 2019. Any potential reduction in head grades over the remainder of the year are expected to be largely offset by further gains in mill throughput and metal recovery as additional flotation capacity was installed during the second quarter with increased recoveries.

The increase in cash costs and AISC were largely the result of higher treatment and refining charges and lower market prices for both zinc and lead during the quarter. Operating costs and capital expenditures remain in line with management expectations.

Development of the incline ramp toward the Upper Zone continues to advance with the expectation of accessing the area prior to the end of the year.

Galena Complex Production Details

As previously noted in Q1, 2019, two high-tonnage stopes were impacted by separate ground falls in late Q1, 2019 with follow-on impact in Q2, 2019. The remaining active stopes were unable to replace the tonnage loss associated with the impacted areas. Due to these issues, the Galena Complex produced 200,285 ounces of silver during Q2 2019 and 383,349 ounces of silver equivalent at cash costs of $27.55 per silver ounce and AISC of $36.35 per silver ounce. Silver and silver equivalent production decreased by 9% and 11%, respectively, compared to the prior quarter, and 3% and 9%, respectively, year-over-year. Both cash costs and AISC represented an increase of 20% due to the noted lower production and lower lead prices during the quarter.

In order to improve mining flexibility, the Galena team prioritized underground development and gained over 1,600 feet of advance during the quarter. New production areas were established on the 2400 and 3200 levels. In addition, ongoing exploration activities continue to yield encouraging results which could benefit production in the near term. Specifically, drilling on the 4900 level has identified new zones of mineralization (129 and 130 Veins) near existing infrastructure and further extended the strike and vertical extent of known resources (137, 146, 167, 168 and 168HW Veins).

Table 3 Galena Complex Highlights
	Q2 2019	Q2 2018	Change	Q1 2019	Change
Processed Ore (tonnes milled)	29,312	25,605	14%	29,424	0%
Silver Production (ounces)	200,285	207,480	-3%	220,655	-9%
Silver Equivalent Production (ounces)	383,349	420,924	-9%	432,794	-11%
Silver Grade (grams per tonne)	220	263	-16%	242	-9%
Cost of Sales ($ per equiv. ounce silver)	$19.75	$15.24	30%	$15.55	27%
Cash Costs ($ per ounce silver)	$27.55	$18.36	50%	$23.03	20%
All-in Sustaining Costs ($ per ounce silver)	$36.35	$26.77	36%	$30.17	20%
Lead Production (pounds)	3,185,048	3,234,276	-2%	3,585,196	-11%

Relief Canyon Update

Construction is advancing well at the fully funded Relief Canyon Mine. Preparation of the leach pad is approximately 80% complete and installation of the liner has started. Mobilization of the mining contractor is expected later this week. Work at the existing processing plant has started where upgrades will be made to the refinery and emissions controls.

Further information on the Relief Canyon development will be made available periodically on the Company’s website as construction progresses at www.americassilvercorp.com.

About Americas Silver Corporation

Americas Silver is a precious metal mining company focused on growth from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company expects to begin producing gold in the fourth quarter of 2019 at its fully funded Relief Canyon Mine in Nevada, USA which is currently in construction. The Company also holds an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, Americas Silver’s financing efforts; production and cost performance at the Cosalá Operations and the Galena Complex; construction, production, development plans and performance expectations at the Relief Canyon Project and the impact on Americas Silver’s financial performance; Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Silver, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Silver does not give any assurance (1) that Americas Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Silver are expressly qualified in their entirety by the cautionary statements above.

i Silver equivalent production throughout this press release was calculated based on silver, zinc, and lead realized prices during each respective period.

ii Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2018 year-end and quarterly MD&A. The performance measures for the quarter ended June 30, 2019 are preliminary throughout this press release subject to refinement from the Company’s second quarter financial results to be released on or before August 14, 2019.

Contacts

For more information:
Darren Blasutti
President and CEO
Americas Silver Corporation
416‐848‐9503